TransAlta to speak at the CIBC World Markets Whistler Institutional Investor Conference

CALGARY, Alberta (Jan. 21, 2013) – Dawn Farrell, TransAlta Corporation’s (TSX:TA;NYSE:TAC) President and Chief Executive Officer, will speak at the CIBC World Markets 16th Annual Whistler Institutional Investor Conference in Whistler British Columbia on Jan. 24, 2013 at approximately 8:00 a.m. Pacific Time, 9:00 a.m. Mountain Time.

A link to the web cast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/investor-presentations

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media Inquiries: Stacey Hatcher Senior Corporate Relations Advisor Toll-free media number: 1-855-255-9184 Cell: 587-216-2242 Local number: 403-267-2540	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com